AMENDMENT AGREEMENT

THIS AMENDMENT AGREEMENT, dated as of September 27, 2013 (this “Amendment Agreement"), is made by and between Prime Acquisition Corp., a Cayman Islands company (“Company”) and BHN LLC, a New York limited liability company (“Manger”, and together with Company, the "Parties", and each, a "Party"). Capitalized terms used and not defined in this Amendment Agreement have the respective meanings assigned to them in the Management Agreement (as defined below).

WHEREAS, Company and Manager have entered into a Management Agreement, dated as of May 22, 2013 (each a "Management Agreement");

WHEREAS, the Parties are desirous to amend the Management Agreement to memorialize their understanding regarding the determination of the Manager’s compensation; and

WHEREAS, pursuant to Section 19 the Management Agreement, any amendment must be contained in a written agreement signed by the parties thereto.

NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Amendment. The Management Agreement is hereby amended as follows:

a)	Deleting in its entirety the third Whereas clause, and replacing it with the following:

"WHEREAS, the Company and/or its Subsidiaries have identified acquisition or investment opportunities pursuant to which the Company and/or its Subsidiaries shall acquire Assets (as defined below) or cash in exchange for stock in the Company or cash (the “Transactions”);"

b)	Adding a new Whereas clause as follows:

“WHEREAS, the first investment by the Company and/or its Subsidiaries shall be the acquisition of certain European real estate and renewable energy Assets and cash to close on or before October 31, 2013 (the “First Transaction”);

c)	Deleting in its entirety Section 7(c)(i), and replacing it with the following:

“A one-time equity grant equal to 3.5% of the issued and Outstanding Shares of Common Stock as of the last Closing of the First Transaction but in no event later than as of October 31, 2013 in the form of shares of Restricted Common Stock, provided the minimum value of the Assets acquired pursuant to the Transaction (based on the consideration paid for the Assets plus any debt assumed) at the time of the last Closing of the First Transaction, but in no event later than as of October 31, 2013 is greater than $150 million. In the event (i) the Green Certificates Rights Purchase Price (as defined in that certain purchase agreement dated as of August 30, 2013 by and among Company, Prime BHN Luxembourg S.àr.l., a Luxembourg company and wholly owned subsidiary of Prime (“LuxCo”), Manager and Radiomarelli, SA, a Swiss Company, and in that certain purchase agreement dated as of August 30, 2013 by and among Company, LuxCo, Manager and Futurum Energy SA, a Swiss Company, as each purchase agreement may be amended, modified or supplemented and in effect from time to time, each a “Green Certificates Purchase Agreement”), is reduced pursuant to Sections 2.2(c), 2.2(d) or 2.3(g) of the applicable Green Certificates Purchase Agreement (the “Shortfall”), and (ii) the Manger is not able to procure the Company another Asset having a fair market value equal to the Shortfall by December 31, 2014, the Manager’s number of shares of Restricted Common Stock issued pursuant to this Section 7(c)(i) shall: be repurchasable by the Company, upon notice to the Manager, at a price of $0.01 per share, such that the number of shares repurchased is proportional to the reduction in the Green Certificates Rights Purchase Price pursuant to Sections 2.2(c), 2.2(d) or 2.3(g) of the Green Certificates Purchase Agreement.”

c)	Adding the following definitions to Article I:

“Assets” shall mean any item of value including cash, machinery, inventory, land, buildings, green certificates; any enforceable claims against others, such as accounts receivable, any other rights, such as contract rights, copyrights, patents, trademarks; and goodwill."

“Outstanding Shares of Common Stock” shall consist of all outstanding ordinary shares of the Company, including all shares issued in connection with the Transaction on or prior to October 31, 2013 whether or not such shares are placed into escrow or subject to vesting or forfeiture provisions.

2. Miscellaneous.

a)	Limited Effect; No Modifications. The provision set forth in this Amendment Agreement shall be limited precisely as written. Nothing contained in this Amendment Agreement will be deemed or construed to amend, supplement or modify the Management Agreement or otherwise affect the rights and obligations of any party thereto, all of which remain in full force and effect.

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b)	This Amendment Agreement is governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflict of laws provisions of such State.

c)	This Amendment Agreement shall inure to the benefit of and be binding upon each of the Parties and each of their respective successors and assigns.

d)	The headings in this Amendment Agreement are for reference only and do not affect the interpretation of this Amendment Agreement.

e)	This Amendment Agreement may be executed in counterparts, each of which is deemed an original, but all of which constitutes one and the same agreement. Delivery of an executed counterpart of this Amendment Agreement electronically or by facsimile shall be effective as delivery of an original executed counterpart of this Amendment Agreement.

f)	This Amendment Agreement constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

g)	Each Party shall pay its own costs and expenses in connection with this Amendment Agreement (including the fees and expenses of its advisors, accounts and legal counsel).

[Signature page follows]

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IN WITNESS WHEREOF, Parent and BHN have executed this Amendment Agreement as of the date first written above.

PARENT:	Prime Acquisition Corp.
By /s/ Diana Liu Name: Diana Liu Title: Chief Executive Officer

BHN:	BHN LLC
By /s/ Marco Prete Name: Marco Prete Title: Managing Member